82-34636

AMERICA TELECOM, S.A. DE C.V.

SUPPL

August 01st, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED AUG 0 5 2002 WASH., D.C. 151 SECTION

Reference. América Telecom, S.A. de C.V.
FILE No. 82-5251

Enclosed, you'll find the unaudited consolidated financial statements as of June 30th 2002 and 2001 for América Telecom, S.A. de C.V.

These statements are the translated versions which are sent every quarter to the Bolsa Mexicana de Valores (BMV).

Included are:
Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

02049115

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements

Sincerely,

LIC. ALEJANDRO ESCOTO CANO
Legal Representative
AMERICA TELECOM, S.A. DE C.V.

Insurgentes Sur No. 3500 P.B.- 38 Col. Peña Pobre Deleg. Tlalpan C.P. 14060 México, D.F.
Tel. 5244-0804 Fax: 5244-0808

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** Quarter: **2** Year: **2002**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**109,457,686**	**100**	**1**	**100**
2	**CURRENT ASSETS**	**21,887,514**	**20**	**0**	**0**
3	CASH AND SHORT-TERM INVESTMENTS	8,050,752	7	0	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	4,032,018	4	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	6,251,529	6	0	0
6	INVENTORIES	2,486,514	2	0	0
7	OTHER CURRENT ASSETS	1,066,701	1	0	0
8	**LONG-TERM**	**24,823,792**	**23**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	24,634,205	23	0	0
11	OTHER INVESTMENTS	189,587	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**46,060,482**	**42**	**0**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	57,004,644	52	0	0
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	17,112,556	16	0	0
17	CONSTRUCTION IN PROGRESS	6,168,394	6	0	0
18	**DEFERRED ASSETS (NET)**	**16,685,898**	**15**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**1**	**100**
20	**TOTAL LIABILITIES**	**53,477,003**	**100**	**0**	**100**
21	**CURRENT LIABILITIES**	**21,453,916**	**40**	**0**	**0**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	10,898,246	20	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,079,257	2	0	0
26	OTHER CURRENT LIABILITIES	9,476,413	18	0	0
27	**LONG-TERM LIABILITIES**	**28,362,399**	**53**	**0**	**0**
28	BANK LOANS	28,362,399	53	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**3,572,863**	**7**	**0**	**0**
32	**OTHER LIABILITIES**	**87,825**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**55,980,683**	**100**	**1**	**100**
34	**MINORITY INTEREST**	**40,939,810**	**73**		
35	**MAJORITY INTEREST**	**15,040,873**	**27**	**1**	**100**
36	**CONTRIBUTED CAPITAL**	**4,389,417**	**8**	**1**	**100**
37	PAID-IN CAPITAL STOCK (NOMINAL)	962,248	2	1	100
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,051,866	5	0	0
39	PREMIUM ON SALES OF SHARES	375,303	1	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**10,651,456**	**19**	**0**	**0**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,769,275	10	0	0
43	REPURCHASE FUND OF SHARES	1,508,187	3	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	2,831,520	5	0	0
45	NET INCOME FOR THE YEAR	542,474	1	0	0

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**8,050,752**	**100**	**0**	**100**
46	CASH	2,230,166	28		0
47	SHORT-TERM INVESTMENTS	5,820,586	72		0
18	**DEFERRED ASSETS (NET)**	**16,685,898**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0		0
49	GOODWILL	10,307,255	62		0
50	DEFERRED TAXES	0	0		0
51	OTHERS	6,378,643	38		0
21	**CURRENT LIABILITIES**	**21,453,916**	**100**	**0**	**100**
52	FOREING CURRENCY LIABILITIES	9,177,446	43		0
53	MEXICAN PESOS LIABILITIES	12,276,470	57		0
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**9,476,413**	**100**	**0**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	243,892	3		0
58	OTHER CURRENT LIABILITIES WITHOUT COST	9,232,521	97		0
27	**LONG-TERM LIABILITIES**	**28,362,399**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	15,261,047	54		0
60	MEXICAN PESOS LIABILITIES	13,101,352	46		0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**3,572,863**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0		0
66	DEFERRED TAXES	2,025,754	57		0
67	OTHERS	1,547,109	43		0
32	**OTHER LIABILITIES**	**87,825**	**100**	**0**	**100**
68	RESERVES	87,825	100		0
69	OTHERS LIABILITIES	0	0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**2,831,520**	**100**	**0**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	33,060	1		0
71	INCOME FROM NON-MONETARY POSITION ASSETS	2,798,460	99		0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	433,598	0
73	PENSIONS FUND AND SENIORITY PREMIUMS	87,825	0
74	EXECUTIVES (*)	114	0
75	EMPLOYERS (*)	9,956	0
76	WORKERS (*)	3,251	0
77	CIRCULATION SHARES (*)	3,752,436,699	0
78	REPURCHASED SHARES (*)	182,639,377	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**24,745,925**	**100**	**0**	**100**
2	COST OF SALES	13,316,427	54	0	0
3	**GROSS INCOME**	**11,429,498**	**46**	**0**	**0**
4	OPERATING	5,766,623	23	0	0
5	**OPERATING INCOME**	**5,662,875**	**23**	**0**	**0**
6	TOTAL FINANCING COST	469,059	2	0	0
7	**INCOME AFTER FINANCING COST**	**5,193,816**	**21**	**0**	**0**
8	OTHER FINANCIAL OPERATIONS	56,802	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**5,137,014**	**21**	**0**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,548,010	6	0	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**3,589,004**	**15**	**0**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(1,968,651)	(8)	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,620,353**	**7**	**0**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,620,353**	**7**	**0**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,620,353**	**7**	**0**	**0**
19	NET INCOME OF MINORITY INTEREST	1,077,879	4		
20	**NET INCOME OF MAJORITY INTEREST**	**542,474**	**2**		

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**24,745,925**	**100**	**0**	**100**
21	DOMESTIC	18,659,523	75	0	0
22	FOREIGN	6,086,402	25	0	0
23	TRANSLATED INTO DOLLARS (***)	621,855	3	0	0
6	**TOTAL FINANCING COST**	**469,059**	**100**	**0**	**100**
24	INTEREST PAID	1,731,620	369		0
25	EXCHANGE LOSSES	626,351	134		0
26	INTEREST EARNED	1,134,970	242		0
27	EXCHANGE PROFITS	83,038	18		0
28	GAIN DUE TO MONETARY POSITION	(670,904)	(143)		0
8	**OTHER FINANCIAL OPERATIONS**	**56,802**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	56,999	100		0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0		0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(197)	0		0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,548,010**	**100**	**0**	**100**
32	INCOME TAX	1,370,985	89		0
33	DEFERED INCOME TAX	63,860	4		0
34	WORKERS' PROFIT SHARING	113,165	7		0
35	DEFERED WORKERS' PROFIT SHARING	0	0		0

(***) THOUSANDS OF DOLLARS

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 2 YEAR: 2002

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	24,925,927	1
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	45,709,195	1
39	OPERATION INCOME (**)	8,326,018	1
40	NET INCOME OF MAYORITY INTEREST(**)	384,225	1
41	NET CONSOLIDATED INCOME (**)	588,019	1

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,620,353**	**0**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,354,276	0
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**2,974,629**	**0**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(5,908,999)	0
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(2,934,370)**	**0**
6	CASH FLOW FROM EXTERNAL FINANCING	12,338,097	0
7	CASH FLOW FROM INTERNAL FINANCING	(221,345)	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**12,116,752**	**0**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(14,614,761)**	**0**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(5,432,379)	0
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	13,483,131	0
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,050,752	0

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,354,276**	**0**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	3,259,067	
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	
17	+ (-) OTHER ITEMS	(1,904,791)	
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(5,908,999)**	**0**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	551,974	
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,071,622	
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(6,057,958)	
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,474,637)	
6	**CASH FLOW FROM EXTERNAL FINANCING**	**12,338,097**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	2,728,939	
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	9,609,158	
25	+ DIVIDEND RECEIVED	0	
26	+ OTHER FINANCING	0	
27	(-) BANK FINANCING AMORTIZATION	0	
28	(-) STOCK MARKET AMORTIZATION	0	
29	(-) OTHER FINANCING AMORTIZATION	0	
7	**CASH FLOW FROM INTERNAL FINANCING**	**(221,345)**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(1,169)	
31	(-) DIVIDENS PAID	(188,831)	
32	+ PREMIUM ON SALE OF SHARES	(31,345)	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(14,614,761)**	**0**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(3,263,155)	
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(8,606,385)	
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	
38	+ SALE OF TANGIBLE FIXED ASSETS	0	
39	+ (-) OTHER ITEMS	(2,745,221)	

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.55	%	0.00	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	2.55	%	100.00	%
3	NET INCOME TO TOTAL ASSETS (**)	0.54	%	100.00	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	41.40	%	0.00	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.42	times	1.00	times
7	NET SALES TO FIXED ASSETS (**)	0.99	times	0.00	times
8	INVENTORIES ROTATION (**)	5.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	26	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.75	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	48.86	%	0.00	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.96	times	0.00	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	45.70	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	61.58	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	3.27	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.85	times	0.00	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.02	times	0.00	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.90	times	0.00	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.41	times	0.00	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	37.53	%	0.00	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	12.02	%	0.00	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(23.88)	%	0.00	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.69)	times	0.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	101.83	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(1.83)	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	58.89	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.14		$ 0.00	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.14		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 4.01		$ 0.00	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.48	times	0.00	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	42.57	times	0.00	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S.A.DE C.V.	COMUNICACIONES	4,240,941,400	32.39	12,493,407	19,102,688
2 CORP. EMPRESARIAL EN COMUNICACIONES	ADMON. DE SOCIEDADES	557,749,999	100.00	557,750	326,028
TOTAL INVESTMENT IN SUBSIDIARIES				**13,051,157**	**19,428,716**
ASSOCIATEDS					
1 ORCA	REC DE CARTERA	459,124,621	45.00	459,125	592,155
2 TECNOLOGY AND INTERNET	DATOS	403	40.30	811,969	244,594
3 TECHNOLOGY FUND ONE	DATOS	250	25.00	11,270	8,341
4 TELECOM AMERICAS	SERVICIO CELULAR	16,957,570	52.85	23,541,684	19,317,293
5 COMPUSA	COMERCIALIZADORA	49	49.00	4,370,314	3,864,082
6 CONST Y SERV INT		100	100.00	6	40
7 TECHTEL	BANDA ANCHA	90,245,549	60.00	499,483	607,700
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**29,693,851**	**24,634,205**
OTHER PERMANENT INVESTMENTS					**189,587**
TOTAL					**44,252,508**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **AMTEL** QUARTER: **2** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	914,061	196,410	717,651	3,174,884	2,631,068	1,261,467
MACHINERY	36,300,231	7,625,825	28,674,406	9,579,385	4,505,654	33,748,137
TRANSPORT EQUIPMENT	170,654	103,434	67,220	39,557	31,259	75,518
OFFICE EQUIPMENT	388,660	127,425	261,235	118,317	71,406	308,146
COMPUTER EQUIPMENT	1,910,874	940,812	970,062	198,847	173,739	995,170
OTHER	3,178,336	583,776	2,594,560	490,345	163,140	2,921,765
DEPRECIABLES TOTAL	**42,862,816**	**9,577,682**	**33,285,134**	**13,601,335**	**7,576,266**	**39,310,203**
NOT DEPRECIATION ASSETS						
GROUNDS	422,190	0	422,190	568,542	0	990,732
CONSTRUCTIONS IN PROCESS	5,552,942	0	5,552,942	76,667	0	5,629,609
OTHER	129,938	0	129,938	0	0	129,938
NOT DEPRECIABLE TOTAL	**6,105,070**	**0**	**6,105,070**	**645,209**	**0**	**6,750,279**
TOTAL	**48,967,886**	**9,577,682**	**39,390,204**	**14,246,544**	**7,576,266**	**46,060,482**

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
ABN-AMRO CITIBANK	30/11/2007	2.33	0	0	0	0	0	0	0	0	0	394,980	197,497	394,980	394,980	789,963
CITIBANK	01/12/2002	3.29	0	0	0	0	0	0	0	0	0	488,223	44,010	29,516	12,920	0
CITIBANK (PRESTAMO SINDICADO	07/01/2005	3.29	0	0	0	0	0	0	0	0	0	2,988,450	0	0	0	5,976,900
BANCOMEXT	29/05/2006	3.29	0	0	0	0	0	0	0	298,845	0	0	0	0	0	0
COLONIAL BANK	08/09/2003	7.86	0	0	0	0	0	0	0	0	0	71	21	0	0	0
BANCO INDUSTRIAL	01/09/2003	3.50	0	0	0	0	0	0	0	0	0	209,748	0	0	0	0
BANCO GT& CONTINNENTAL	01/11/2002	9.00	0	0	0	0	0	0	0	0	0	74,049	0	0	0	0
EKN	14/09/2008	4.29	0	0	0	0	0	0	0	0	0	964,525	0	0	0	5,107,839
NORTH INVESMENT BANK	15/06/2005	3.29	0	0	0	0	0	0	0	0	0	0	0	0	298,845	0
BANK BOSTON	12/11/2002	2.87	0	0	0	0	0	0	0	0	0	498,075	0	0	0	0
JP MORGAN	20/12/2002	1.35	0	0	0	0	0	0	0	0	0	748,099	0	0	0	0
HYPOVEREINSBANK	23/12/2002	2.61	0	0	0	0	0	0	0	0	0	189,269	0	0	0	0
EXPORT DEVELOP CANADA	15/06/2009	3.34	0	0	0	0	0	0	0	0	0	0	0	0	0	435,786
BBVA BANCOMER	18/11/2002	2.73	0	0	1,394,610	0	0	0	0	0	0	0	0	0	0	0
BANORTE	23/07/2002	2.67	0	0	298,845	0	0	0	0	0	0	0	0	0	0	0
HEWLETT PACKARD	08/07/2002	12.05	0	0	0	0	0	0	0	0	10	0	0	0	0	0
IBM	01/01/2004	9.80	0	0	0	0	0	0	0	0	0	4,885	706	15	0	0
MITSUI & CORPORATION	30/06/2002	5.79	0	0	0	0	0	0	0	0	428,784	0	0	0	0	0
OTROS	28/02/2004	12.48	0	0	0	0	0	0	0	0	0	171,408	27,968	12,931	53	203
BANCO INBURSA	03/07/2002	8.85	35,200	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	03/07/2002	9.15	5,900	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	03/07/2002	9.15	5,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	03/07/2002	8.85	7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	03/07/2002	9.00	7,050	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	03/07/2002	8.95	7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	03/07/2002	8.70	200	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	03/07/2002	8.75	236,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	03/07/2002	11.00	450	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BANCO INBURSA	03/07/2002	10.25	117,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	05/07/2002	3.70	0	0	215,939	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	05/07/2002	3.70	0	0	7,861	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	05/07/2002	3.70	0	0	99,615	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	04/06/2004	8.16	0	3,100,000	0	0	0	0	0	0	0	0	0	0	0	0
CHASE MANHATAN BANK	18/11/2003	3.25	0	0	0	0	0	0	0	0	0	0	918,201	0	0	0
CHASE MANHATAN BANK	01/11/2003	3.25	0	0	0	0	0	0	0	0	0	0	318,868	0	0	0
OTHER FINANCIAL ENTITIES																
PAPEL COMERCIAL	30/07/2002	8.97	1,300,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADO BURSATIL	18/10/2006	13.49	0	10,001,352	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			1,720,800	13,101,352	2,016,870	0	0	0	0	298,845	428,794	6,731,782	1,507,271	437,442	706,798	12,310,691
OTROS PASIVOS			9,476,413	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			9,476,413	0	0	0	0	0	0	0	0	0	0	0	0	0
			11,197,213	13,101,352	2,016,870	0	0	0	0	298,845	428,794	6,731,782	1,507,271	437,442	706,798	12,310,691

NOTES

FILE No. 82-525

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	38,114	379,668	3	33	379,701
OTHER	160,695	1,596,704	0	0	1,596,704
TOTAL	**198,809**	**1,976,372**	**3**	**33**	**1,976,405**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	232,220	2,151,449	0	0	2,151,449
INVESTMENTS	0	0	0	0	0
OTHER	171,740	1,709,426	0	0	1,709,426
TOTAL	**403,960**	**3,860,875**			**3,860,875**
NET BALANCE	**(205,151)**	**(1,884,503)**	**3**	**33**	**(1,884,470)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**2,721,804**	**27,113,250**	1,617	16,106	**27,129,356**
LIABILITIES POSITION	**3,948,018**	**39,328,189**			**39,328,189**
SHORT TERM LIABILITIES POSITION	1,917,789	19,104,063	0	0	19,104,063
LONG TERM LIABILITIES POSITION	2,030,229	20,224,126	0	0	20,224,126
NET BALANCE	**(1,226,214)**	**(12,214,939)**	**1,617**	**16,106**	**(12,198,833)**

NOTES

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	90,552,824	99,335,149	8,782,325	0.92	80,797
FEBRUARY	102,699,714	109,015,798	6,316,084	0.07	(2,168)
MARCH	100,566,104	108,837,329	8,271,225	0.51	42,183
APRIL	103,388,316	113,407,473	10,019,157	0.54	54,103
MAY	97,920,671	108,616,057	10,695,386	0.20	21,391
JUNE	101,976,421	113,678,722	11,702,301	0.44	51,490
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	411,815
OTHER	0	0	0	0.00	11,293
TOTAL					**670,904**

NOTES

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO PROCEDE		0	0

NOTES

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO PROCEDE					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VENTA DE EQUIPO				2,166,140			
RENTA MENSUAL				2,524,193			
TIEMPO AIRE				7,353,638			
LARGA DISTANCIA				1,802,657			
OTROS				4,812,895			
TOTAL				18,659,523			

FILE No. 82-5251

FILE No. 82-525[illegible]

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VENTA DE EQUIPO				538,932			
RENTA MENSUAL				958,146			
TIEMPO AIRE				2,474,060			
LARGA DISTANCIA				392,031			
OTROS				1,723,233			
TOTAL				6,086,402			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001**	7,272,505
Number of shares Outstanding at the Date of the NFEA: (Units)	3,757,264,999

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	A-1	3,757,264,999.00	21/03/2002	42,246.00
2	A-1	3,757,264,999.00	21/06/2002	46,414.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002	7,552,432
Number of shares Outstanding at the Date of the NFEA: (Units)	3,757,264,999

STOCK EXCHANGE CO AMTEL QUARTER: 2 YEAR: 2002
RAZON SOCIAL: **AMERICA TELECOM, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 7,459

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 3,757,264,999

[X] ARE FIGURES FISCALLY AUDITED?

[ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2002 — 7,655

Number of shares Outstanding at the Date of the NFEAR (Units) — 3,757,264,999

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,752,436,699			3,752,436,699	962,248	
TOTAL			**3,752,436,699**	**0**	**0**	**3,752,436,699**	**962,248**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,752,436,699
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A-1	182,639,377	6.75000	5.96000

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** Quarter: **2** Year: **2002**

AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**20,149,986**	**100**	**1**	**100**
2	**CURRENT ASSETS**	**559,905**	**3**	**0**	**0**
3	CASH AND SHORT-TERM INVESTMENTS	496,079	2	0	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	42,958	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	20,868	0	0	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**19,428,716**	**96**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	19,428,716	96	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**	**0**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	0	0	0	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**161,365**	**1**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**1**	**100**
20	**TOTAL LIABILITIES**	**5,109,113**	**100**	**0**	**100**
21	**CURRENT LIABILITIES**	**772,044**	**15**	**0**	**0**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	744,215	15	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	27,829	1	0	0
27	**LONG-TERM LIABILITIES**	**4,337,069**	**85**	**0**	**0**
28	BANK LOANS	4,337,069	85	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**15,040,873**	**100**	**1**	**100**
36	**CONTRIBUTED CAPITAL**	**4,389,417**	**29**	**1**	**100**
37	PAID-IN CAPITAL STOCK (NOMINAL)	962,248	6	1	100
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,051,866	20	0	0
39	PREMIUM ON SALES OF SHARES	375,303	2	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**10,651,456**	**71**	**0**	**0**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,769,275	38	0	0
43	REPURCHASE FUND OF SHARES	1,508,187	10	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	2,831,520	19	0	0
45	NET INCOME FOR THE YEAR	542,474	4	0	0

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2002**

AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**496,079**	**100**	**0**	**100**
46	CASH	25	0		0
47	SHORT-TERM INVESTMENTS	496,054	100		0
18	**DEFERRED ASSETS (NET)**	**161,365**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0		0
49	GOODWILL	134,358	83		0
50	DEFERRED TAXES	27,007	17		0
51	OTHERS	0	0		0
21	**CURRENT LIABILITIES**	**772,044**	**100**	**0**	**100**
52	FOREING CURRENCY LIABILITIES	323,415	42		0
53	MEXICAN PESOS LIABILITIES	448,629	58		0
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**27,829**	**100**	**0**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0		0
58	OTHER CURRENT LIABILITIES WITHOUT COST	27,829	100		0
27	**LONG-TERM LIABILITIES**	**4,337,069**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	1,237,069	29		0
60	MEXICAN PESOS LIABILITIES	3,100,000	71		0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL		0		0
66	DEFERRED TAXES		0		0
67	OTHERS		0		0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**2,831,520**	**100**	**0**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0		0
71	INCOME FROM NON-MONETARY POSITION ASSETS	2,831,520	100		0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(212,139)	0
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	3,752,436,699	0
78	REPURCHASED SHARES (*)	182,639,377	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**72,060**	**100**	**0**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**72,060**	**100**	**0**	**0**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**72,060**	**100**	**0**	**0**
6	TOTAL FINANCING COST	96,184	133	0	0
7	**INCOME AFTER FINANCING COST**	**(24,124)**	**(33)**	**0**	**0**
8	OTHER FINANCIAL OPERATIONS	2,660	4	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(26,784)**	**(37)**	**0**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(26,964)	(37)	0	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**180**	**0**	**0**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	542,294	753	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**542,474**	**753**	**0**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**542,474**	**753**	**0**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	***NET CONSOLIDATED INCOME***	**542,474**	**753**	**0**	**0**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**72,060**	**100**	**0**	**100**
21	DOMESTIC	72,060	100	0	0
22	FOREIGN	0	0		0
23	TRANSLATED INTO DOLLARS (***)	0	0		0
6	**TOTAL FINANCING COST**	**96,184**	**100**	**0**	**100**
24	INTEREST PAID	179,917	187		0
25	EXCHANGE LOSSES	158,706	165		0
26	INTEREST EARNED	53,813	56		0
27	EXCHANGE PROFITS	83,038	86		0
28	GAIN DUE TO MONETARY POSITION	(105,588)	(110)		0
8	**OTHER FINANCIAL OPERATIONS**	**2,660**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	2,822	106		0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0		0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(162)	(6)		0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(26,964)**	**100**	**0**	**100**
32	INCOME TAX	0	0		0
33	DEFERED INCOME TAX	(26,964)	(100)		0
34	WORKERS' PROFIT SHARING	0	0		0
35	DEFERED WORKERS' PROFIT SHARING	0	0		0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2002**

AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	72,061	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	72,059	0
39	OPERATION INCOME (**)	72,059	1
41	NET CONSOLIDATED INCOME (**)	542,472	1

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**542,474**	**0**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(567,024)	0
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(24,550)**	**0**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	6,048	0
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(18,502)**	**0**
6	CASH FLOW FROM EXTERNAL FINANCING	287,435	0
7	CASH FLOW FROM INTERNAL FINANCING	(32,517)	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**254,918**	**0**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(469,677)**	**0**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(233,261)	0
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	729,340	0
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	496,079	0

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **2** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(567,024)**	**0**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	
17	+ (-) OTHER ITEMS	(567,024)	
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**6,048**	**0**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(21,465)	
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	27,513	
6	**CASH FLOW FROM EXTERNAL FINANCING**	**287,435**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(955,276)	
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	1,155,538	
25	+ DIVIDEND RECEIVED	87,173	
26	+ OTHER FINANCING	0	
27	(-) BANK FINANCING AMORTIZATION	0	
28	(-) STOCK MARKET AMORTIZATION	0	
29	(-) OTHER FINANCING AMORTIZATION	0	
7	**CASH FLOW FROM INTERNAL FINANCING**	**(32,517)**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(1,169)	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	(31,348)	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(469,677)**	**0**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(469,677)	
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	
38	+ SALE OF TANGIBLE FIXED ASSETS	0	
39	+ (-) OTHER ITEMS	0	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	752.81	%	0.00	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	3.61	%	100.00	%
3	NET INCOME TO TOTAL ASSETS (**)	2.69	%	100.00	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	19.46	%	0.00	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.00	times	0.00	times
7	NET SALES TO FIXED ASSETS (**)	0.00	times	0.00	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	93	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	3.60	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	25.36	%	0.00	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.34	times	0.00	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	30.54	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.40	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.01	times	0.00	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.73	times	0.00	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.73	times	0.00	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.11	times	0.00	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	64.26	%	0.00	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(34.07)	%	0.00	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	8.39	%	0.00	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.10)	times	0.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	112.76	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(12.76)	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.14		$		
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$		
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$		
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.14		$		
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$		
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$		
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$		
8	CARRYING VALUE PER SHARE	$	4.01		$	0.00	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$		
10	DIVIDEND IN SHARES PER SHARE		0.00	shares			shares
11	MARKET PRICE TO CARRYING VALUE		1.48	times			times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		42.57	times			times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times			times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.